February 27, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski, Senior Counsel

Re:	Logistics Property Trust Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed February 27, 2015

File No. 333-200594

Dear Ms. Gowetski:

On behalf of Logistics Property Trust Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Dwight L. Merriman III of the Company, dated December 23, 2014 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 1 and four marked copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement filed on November 25, 2014, together with four copies of this response letter as filed with the Commission. References in this letter to page numbers in Amendment No. 1 refer to the pages in the marked copy of Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

To date, the Company has not provided any written materials in reliance on Section 5(d) of the Securities Act to any potential investors. Should the Company provide any written materials to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Commission.

Ms. Jennifer Gowetski

February 27, 2015

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

The Company advises the Staff that it will provide copies to the Staff of any logos, graphics, maps, photographs and related captions or other artwork, if any (collectively, the “Artwork”), that the Company intends to use in the prospectus when such Artwork becomes available. The Company acknowledges and agrees that it will not include any Artwork in any preliminary prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response:

The Company has reviewed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program and has determined that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Ms. Jennifer Gowetski

February 27, 2015

Response:

The Company has reviewed the applicability of Regulation M to the Company’s share redemption program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

5.	We note that Class T shares will automatically convert into Class A shares upon certain identified events. Please provide us with a legal analysis detailing your consideration of whether you must register Class A shares issuable upon the conversion of Class T shares.

Response:

We do not believe that the Class A shares underlying the conversion of the Class T shares must be registered pursuant to the Registration Statement for a number of reasons. First, although the Class A shares and the Class T shares are identified as “Class A” and “Class T,” they actually are components of the same class of securities – common stock. All of these shares have the same voting and other rights and are distinguished in terms of the different fees that accompany each type of share, the way those fees are paid (which impacts the amount of distributions paid), and the resulting difference in offering price.

Secondly, there is no investment decision being made with respect to the Class A shares to be issued upon the conversion of the Class T shares. The conversion of Class T shares into Class A shares is established in the Company’s charter and is automatic upon the occurrence of certain triggering events which include: (i) the underwriting compensation paid with respect to Class T shares in an individual stockholder’s account exceeding 10% of the total gross investment amount at the time of purchase (the “10.0% Cap”) or (ii) the listing of the Company’s securities on a national securities exchange. The stockholder has no discretion over whether or not, or when, to convert the Class T shares and neither does the Company. The conversion is automatic upon one of these triggering events.

Thirdly, we believe that, due to the conditions under which the Class T shares will be converted, this situation falls within the intent of Question 103.04 in the Securities Act Sections portion of the Commission’s Compliance and Disclosure Interpretations (“CDI”). Given that the distribution fee on Class T shares will be paid in an amount of 0.8% per year and the up-front underwriting compensation to be paid on Class T shares is equal to 5.0% (3.0% sales commission and 2.0% dealer manager fee), a stockholder’s account will not reach the 10.0% Cap for a number of years, and certainly not within one year. In addition, due to the nature of the distribution system used by the Company, and public non-traded REITs generally, it takes several months after the effectiveness of the Registration Statement to sign the numerous participating broker dealer agreements and to put together the selling group (there are frequently more than 100 broker dealer firms that participate in an offering) before the Company will be able to raise offering proceeds. Public non-traded REIT offerings ordinarily continue for two to three years (and sometimes for an additional six months thereafter) and the investment of the

Ms. Jennifer Gowetski

February 27, 2015

offering proceeds ordinarily continues for a period after an offering ends. A listing will not occur while the Company is in the midst of conducting a best efforts offering and, as explained above, these offerings last for well in excess of a year (which is longer than the one-year period noted in the CDI). Accordingly, we believe that, pursuant to Question 103.04, the Company should not have to register the underlying securities at this time.

For all of these reasons, we do not believe that the Class A shares into which the Class T shares are convertible need to be registered at the time the Class T shares are offered pursuant to the Registration Statement.

Investment Strategy, page 3

6.	We note your charter limits the aggregate amount you may borrow to an amount not to exceed 300% of your net assets. Please revise to provide your target leverage.

Response:

The Company has revised the disclosure as requested in Amendment No. 1.

Summary Risk Factors, page 4

7.	We note your disclosure regarding the risk of terminating your advisor and the significant fees that you may be required to pay. Please revise to describe, if applicable, the difficulty in terminating your advisor even for poor performance and clarify if these significant fees are payable even for termination due to poor performance.

Response:

The Company advises that it will not pay significant fees to Industrial Property Advisors Group LLC (the “Sponsor”), the sponsor of the Company’s offering in the event that Industrial Property Advisors LLC (the “Advisor”) is terminated for cause. However, the Company may be required to pay significant amounts to the Sponsor, as the holder of Special Units in the Company’s operating partnership, if the agreement with the Advisor is terminated or not renewed due to poor performance. The Company has revised the disclosure as requested in Amendment No. 1.

8.	Please revise your cover page risk factors and summary risk factors on page 5 to clarify, if true, that there is no requirement to ever provide liquidity.

Response:

The Company has revised the disclosure as requested in Amendment No. 1 to disclose that the Company is not required by its charter or otherwise to provide liquidity to the Company’s stockholders.

Ms. Jennifer Gowetski

February 27, 2015

Compensation to the Advisor and its Affiliates, page 6

9.	We note the development acquisition fee. Please clarify if such development acquisition fee is payable in the same amount regardless of whether the advisor engages a third party to provide development services.

Response:

As disclosed in the Registration Statement, in connection with providing services related to the development, construction, improvement or stabilization, including tenant improvements, of real properties or overseeing the provision of these services by third parties on behalf of the Company, the Advisor will be paid a “development acquisition fee” equal to up to 4.0% of the total project cost of such development real property (or the Company’s proportional interest therein with respect to real property held in joint ventures or other entities that are co-owned). If the Advisor engages a third party to provide development services directly to the Company, the third party will be compensated directly by the Company, and the Advisor will receive the development acquisition fee equal to up to 4.0% of the total project cost of such development real property if the Advisor oversees the provision of the development services by the third party. The Advisor is entitled to the same development acquisition fee whether the Advisor provides the development services itself or whether it engages a third party to provide the services and oversees and manages the work performed by that third party.

Estimated Use of Proceeds, page 70

10.	Please revise your “Estimated Use of Proceeds” table on page 73 to quantify the distribution fee in a footnote or otherwise.

Response:

The Company has revised the disclosure as requested in Amendment No. 1. Please see footnote 5 to the table regarding the Class T shares on page 73 of Amendment No. 1.

Table III, page A-3

11.	Please revise Table III on pages A-3, A-4 and A-5 to separately quantify each source of distributions. For example, please provide separately the distributions paid from (i) cash flow from operations, (ii) sale of properties, (iii) financing and (iv) offering proceeds. To the extent that fees were waived or reduced to fund distributions, please revise to clarify.

Response:

The Company has revised Table III as requested in Amendment No. 1.

Ms. Jennifer Gowetski

February 27, 2015

DPF Table III – Operating Results of Prior Programs, page A-4

12.	Please provide Net income (loss) as required in Table III pursuant to Securities Act Industry Guide 5. The amount currently reported as Net income (loss) – GAAP basis is Net income (loss) attributable to common stockholders which takes into consideration the impact of noncontrolling interests. Please advise or revise. Additionally, confirm that similar amounts presented in your other tables comply with Guide 5.

Response:

The Company has revised the amount presented in DPF Table III as requested in Amendment No. 1. Further, the Company confirms that similar amounts in other tables comply with Industry Guide 5.

***

If you should have any questions about this letter or require any further information, please call me at 212-801-6496.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Dwight L. Merriman III, Logistics Property Trust Inc.